CVS Underwriting Syndicate Members

Lehman Brothers Inc.
Morgan Stanley & Co.
Banc of America Securities LLC
BNY Capital Markets, Inc.
Wachovia Capital Markets, LLC
Keybanc Capital Markets
Lasalle Capital Markets
Suntrust Robinson Humphrey
HSBC Securities (USA) Inc.
Mizuho Securities (USA) Inc.
Piper Jaffray
Wells Fargo Securities
BB&T Capital Markets